UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

SEC FILE NUMBER
0-12944
CUSIP NUMBER
989855101

NOTIFICATION OF LATE FILING

(Check one) |X| Form 10-K           |_| Form 20-F           |_| Form 11-K           |_| Form 10-Q           |_| Form 10-D           |_| Form N-SAR

For Period Ended: June 30, 2007

|_|  Transition Report on Form 10-K
|_|  Transition Report on Form 20-F
|_|  Transition Report on Form 11-K
|_|  Transition Report on Form 10-Q
|_|  Transition Report on Form N-SAR

For the Transition Period Ended: _____________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
n/a

PART I – REGISTRANT INFORMATION

Zygo Corporation
Full Name of Registrant

n/a
Former Name if Applicable

Laurel Brook Road
Address of Principal Executive Office (Street and Number)

Middlefield, Connecticut 06455
City, State and Zip Code

PART II – RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report, or portion thereof, could not be filed within the prescribed time period.

The registrant was unable to file the Annual Report on Form 10-K in a timely manner without unreasonable effort and expense due to additional time required to complete the review of the Form 10-K. The registrant anticipates that the Form 10-K Annual Report, along with the audited financial statements, will contain no changes to the full year and fourth quarter fiscal 2007 results announced in the registrant's press release dated August 16, 2007, and that the same will be filed as soon as practicable on or before the 15th calendar day following the prescribed due date of the registrant's Form 10-K.

PART IV –OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Walter A. Shephard	(860)	347-8506
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

|X| Yes           |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

|_| Yes           |X| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Zygo Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 14, 2007	By:	/s/ Walter A. Shephard
Name: Walter A. Shephard
Title: Vice President, Finance,
Chief Financial Officer and Treasurer